UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment Number 1

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 1-15032

Enodis plc
(Company’s name in English)

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the Company, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the Company in connection with Rule 12g3-2(b): 82-________.

Explanatory Note:

On June 13, 2005, Enodis plc released two announcements, and on June 16, 2005, Enodis plc released one announcement, as follows:
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EGM resolutions passed and capital restructuring update

The Board is pleased to provide an update on progress in implementing the capital restructuring programme announced on 17 May 2005.

Progress to date

At today’s EGM shareholders approved both resolutions required for the programme, namely the capital reduction of Enodis plc and the changes to the Articles of Association.

As of 10 June 2005, the Company has received irrevocable tenders for £76.8m of the Notes. As a consequence, the Note Indenture has been modified to eliminate most of its covenants, including those requiring the Company to prepare and file quarterly reports with the SEC.

On 20 May 2005, the Bank of New York (the “Depositary”) ceased to issue new ADRs and on 23 May 2005 withdrew the registration statement with respect to any unissued ADRs.

Next steps

The High Court hearing to approve the capital reduction is scheduled for 6 July 2005.

The tender offer for the Notes expires on 15 June 2005. We will announce the pricing of the offer later today and the final outcome on 16 June 2005.

The ADR deposit agreement will terminate with effect from 22 June 2005, leading to suspension of trading of ADRs on NYSE on that date and subsequent delisting from NYSE, subject to SEC confirmation.

For 90 days thereafter, existing ADR holders will be able to exchange ADRs for ordinary shares, subject to payment of the applicable fees, expenses and taxes. Thereafter, the Depositary is required to use all reasonable efforts to sell all remaining deposited ordinary shares and remit net cash proceeds to holders.

The Company intends to file for US deregistration after NYSE delisting is complete. This requires the number of US holders of Ordinary Shares or Notes, whether held directly or through nominees, for each class to be below 300. The Directors believe that this will be the case following completion of the above steps.

Following the successful buy-back of the Notes, it is the Company’s intention to cease its current formal quarterly reporting to the market and therefore the next scheduled report will be a trading update in September 2005.

Summary

The capital restructuring programme is progressing in accordance with our plans. There are a number of further steps required for the successful completion of the programme, including Court approval of the reduction of capital and final confirmation that we have fewer than 300 US shareholders and bondholders. We are on track to deliver the intended benefits.

13 June 2005

Contacts:

Dave McCulloch	Chief Executive Officer	+44 (0)20 7304 6006
Dave Wrench	Chief Financial Officer	+44 (0)20 7304 6006
Richard Mountain	Financial Dynamics	+44 (0)20 7269 7121

This announcement contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent Enodis plc's expectations or beliefs regarding future events or trends based on currently available information, including statements concerning the business, results, plans and strategies of Enodis. These statements typically are identified by the use of words such as "may", "will", "expect", "anticipate", "plan", "intend", "believe", "estimate" and similar words, although some forward-looking statements are expressed differently. These statements by their nature involve risks and uncertainties, many of which are beyond our control. Forward-looking statements in this announcement speak only as at the date of this announcement and except as required by the Listing Rules, the London Stock Exchange or by law, Enodis does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Enodis's actual results could differ materially from those expressed in the forward-looking statements due to a variety of risk factors and uncertainties, including unfavourable changes in the price of commodities or raw materials; consolidation or loss of large customers; adverse changes in customer purchasing patterns; competitive pricing pressures; Enodis's ability to successfully innovate, develop and market new products; currency fluctuations; the outcome of lawsuits against Enodis; Enodis's ability to recognise deferred tax assets; and other risks related to Enodis's US, UK and foreign operations. Significant factors that could cause our results to differ materially from our expectations are described under "Item 3. Key Information - Risk Factors," in our annual report on Form 20-F for the fiscal year ended October 2, 2004.

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FOR IMMEDIATE RELEASE
PRESS STATEMENT

ENODIS PLC ANNOUNCES PRICING IN CONNECTION WITH
THE TENDER OFFER AND CONSENT SOLICITATION FOR
ITS 10 3/8% SENIOR NOTES DUE 2012

LONDON, ENGLAND, 13 June 2005 - Enodis plc, a public limited company organized under the laws of England and Wales (the "Company"), has offered to purchase for cash all of its outstanding 10 3/8% Senior Notes Due 2012 (the "Notes") previously announced on 17 May 2005 (the "Offer"). The Offer is made solely by the Offer to Purchase and Consent Solicitation Statement, dated 17 May 2005, and any amendments or supplements thereto (the "Statement"), and is not being made to, nor will tenders be accepted from or on behalf of, holders of Notes in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

The Total Consideration (as defined in the Statement) for each validly tendered Note is based upon the present value on the Payment Date (as defined below) of all future cash flows on the Notes to 15 April 2007 based on the assumption that the Notes will be redeemed in full at £1,051.88 per £1,000 per principal amount and a fixed spread of 50 basis points over the yield to maturity on the UK Treasury 4.5% Gilt due 7 March 2007 (the "Reference Yield"), and the Tender Offer Consideration is equal to the Total Consideration minus the Consent Payment (as set forth below). The Reference Yield as of 2.00 p.m., London time on 13 June 2005 was 4.254% and accordingly the Total Consideration is £1,144.22 per £1,000 principal amount of Notes. The Total Consideration and the Tender Offer Consideration were calculated by the dealer manager in the manner described in the Statement at 2:00 p.m., London time, on 13 June 2005.

The table below sets forth the relevant pricing information:

Reference Security	Bloomberg Reference Page	Fixed Spread	Actual Reference Yield	Tender Offer Consideration	Consent Payment	Total Consideration
U.K. Treasury 4.50% Gilt due 7 March 2007	PXUK	0.50%	4.254%	£1,114.22	£30	£1,144.22

The Total Consideration, which includes the Consent Payment, plus Accrued Interest (as defined in the Statement), is expected to be paid on the payment date (the "Payment Date") which is expected to be 21 June 2005. Assuming the Payment Date is 21 June 2005 as expected, Accrued Interest will be £19.02 per £1,000 principal amount of Notes. The Company has waived the requirement that Notes be validly tendered and not withdrawn prior to the Consent Date in order for Holders to receive the Consent Payment and thus the Total Consideration is expected to be available to those Holders who validly tendered and did not validly withdraw their Notes prior to 4:00 p.m., London time, on the Expiration Date (as defined below). The Company's obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer still remains conditional upon there having been validly tendered (and not withdrawn) prior to the Expiration Date at least a majority in aggregate principal amount of the Notes then outstanding and the Company having received, on terms and conditions satisfactory to it, funds sufficient to satisfy its obligations under the Offer on the Payment Date from either the sources specified in the Statement or from such other sources as the Company may elect, in its sole discretion.

The Offer commenced on 17 May 2005 and will expire at 4:00 p.m., London time, on 15 June 2005 unless extended or earlier terminated (such date, as the same may be extended, the "Expiration Date"). Holders must tender their Notes on or prior to the Expiration Date in order to receive the Tender Offer Consideration. The Offer is conditioned upon certain events which are set out more fully in the Statement.

NONE OF THE COMPANY, THE DEALER MANAGER OR THE TENDER AGENTS (EACH AS DEFINED BELOW) MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES IN RESPONSE TO THE OFFER OR DELIVER CONSENTS TO THE PROPOSED AMENDMENTS. OTHER THAN AS CONTAINED IN THE STATEMENT, NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER NOTES OR DELIVER CONSENTS PURSUANT TO THE OFFER.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES. THE OFFER IS BEING MADE PURSUANT TO THE STATEMENT WHICH MORE FULLY SETS FORTH THE TERMS OF THE OFFER AND CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE IN RESPECT TO THE OFFER.

Important information for United Kingdom recipients of this announcement.

Please note that this announcement is not an invitation to tender to Holders. Rather, Holders should receive and consider the Statement. Holders should seek advice from an independent financial advisor as to whether they should tender the Notes and grant related Consents.

The Offer is made upon, and is subject to, the detailed terms and conditions set forth in the Statement which can be obtained from either tender agent, The Bank of New York or The Bank of New York (Luxembourg) S.A. (the "Tender Agents"), by contacting the Tender Agents on tel: +44 (0)20 7570 1784 at The Bank of New York, Corporate Trust Department, One Canada Square, London E14 5AL, England. Additional information regarding the terms of the Offer may be obtained from the dealer manager (the "Dealer Manager"), Credit Suisse First Boston (Europe) Limited, by contacting the Dealer Manager on tel. +44 (0)20 7888 4225 or +1 212 325 7596 at Credit Suisse First Boston, One Cabot Square, Canary Wharf, London E14 4QJ, England.

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ENODIS PLC ANNOUNCES THE EXPIRATION OF THE TENDER OFFER PERIOD AND
THE ACCEPTANCE OF TENDERED NOTES IN RELATION TO ITS OFFER TO
PURCHASE ITS 10 3/8% SENIOR NOTES DUE 2012

LONDON, ENGLAND, 16 June 2005 - Enodis plc, a public limited company organized under the laws of England and Wales (the "Company"), offered to purchase for cash all of its outstanding 10 3/8% Senior Notes Due 2012 (the "Notes"), previously announced on 17 May 2005 (the "Offer"). The Offer was made solely by the Offer to Purchase and Consent Solicitation Statement, dated 17 May 2005 (the "Statement"). The Offer expired at 4:00 p.m., London time, on 15 June 2005 (the "Expiration Time").

The Company has been advised by the Tender Agents that, as of the expiration time of the Offer, of the £100,000,000 in aggregate principal amount of the Notes outstanding, £76,983,000 or approximately 77% had been validly tendered and not withdrawn pursuant to the Offer. The Company announced that the Offer has become unconditional in all respects as all of the conditions to the Offer have been either satisfied or waived and that the Company has accepted for purchase all of the Notes validly tendered and not withdrawn pursuant to the Offer. Accordingly, £23,017,000 of Notes will remain outstanding immediately following the consummation of the Offer.

The Total Consideration (as defined in the Statement) for each £1,000 principal amount of Notes validly tendered (which includes a consent payment equal to £30 per £1,000 principal amount of Notes (the "Consent Payment")) is based upon the present value on the Payment Date (as defined below) of all future cash flows on the Notes to 15 April 2007 based on the assumption that the Notes will be redeemed on the date in full at £1,051.88 per £1,000 principal amount and a fixed spread of 50 basis points over the yield to maturity on the UK Treasury 4.5% Gilt due 7 March 2007 (the "Reference Yield"). The Reference Yield as of 2.00 p.m., London time on 13 June 2005 was 4.254% and accordingly the Total Consideration is £1,144.22 per £1,000 principal amount of Notes.

The Company has waived the requirement that Notes be validly tendered and not withdrawn prior to the Consent Date (as defined in the Statement) in order for Holders to receive the Consent Payment. The Total Consideration of £1,144.22 per £1,000 principal amount of Notes, plus Accrued Interest (as defined in the Statement), is expected to be paid on the payment date, which is expected to be 21 June 2005 (the "Payment Date"), to Holders that validly tendered and did not validly withdraw their Notes prior to the Expiration Time. Assuming the Payment Date is 21 June 2005 as expected, Accrued Interest will be £19.02 per £1,000 principal amount of Notes.

In conjunction with the Offer, the Offeror solicited consents to certain proposed amendments (the "Proposed Amendments") to the indenture governing the Notes (the "Indenture"). The Proposed Amendments eliminate substantially all of the restrictive covenants, including those requiring the filing of SEC reports, limiting indebtedness, restricted payments, restrictions on distributions from restricted subsidiaries, sales of assets and subsidiary stock, affiliate transactions, the sale or issuance of capital stock of restricted subsidiaries, liens, sale/leaseback transactions, guarantees of the Company's indebtedness and business activities, and requiring an offer to repurchase the Notes on a change of control, as well as amend when the Company may merge or transfer assets, certain events of default and conditions to defeasance (all as set out more fully in the Statement). As the requisite consents have been given, the Company and the Trustee (as defined in the Indenture) have executed a supplemental indenture to the Indenture and, as all the Notes validly tendered and not withdrawn have been accepted for payment, the Proposed Amendments have become effective.

This press release is neither an offer to purchase nor a solicitation of an offer to sell Notes.

Contact:

David Hooper	Enodis PLC	+44 (0)20 7304 6006
Andrew Lorenz	Financial Dynamics	+44 (0)20 7269 7121

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

June 16, 2005	By:	/s/ David S. McCulloch
Name: David S. McCulloch Title: Chief Executive Officer